AMENDMENT NO 1

TO

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ENTERPRISE DIVERSIFIED, INC.

(FORMERLY SITESTAR CORPORATION)

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

82980W101

(CUSIP Number)

Jeffrey I. Moore

1904 Deauville Dr

Lexington, KY 40504-1310

859.230.3115

(Name, Address and Telephone Number of the Person Authorized to Receive Notices and Communications)

February 22 & 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	Name of Reporting Person Jeffrey I. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	S.E.C. Use Only
4.	Source of Funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person	(7)	Sole Voting Power 280,760[1]
	(8)	Shared Voting Power N/A
	(9)	Sole Dispositive Power 280,760
	(10)	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 11.2%
14.	Type of Reporting Person IN

_________________________

1 All share numbers and prices in this Amendment No. 1 to Schedule 13D give effect to a 1-125 reverse stock split of the Issuer effected on July 23, 2018.

Item 1.	Security and Issuer.

This statement on Schedule 13D filed by Jeffrey I Moore (reporting person) relates to the shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at:

1518 Willow Lawn Drive

Richmond, Virginia 23230

Item2.	Identity and Background

(a) This Schedule 13D is being filed with respect to the shares of the Issuers Common Stock held by Jeffrey I. Moore.

(b) The address of the Reporting Person is:

1904 Deauville Dr.

Lexington, KY 40504-1310

(c) The Reporting Person is an individual

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgement, decree, or final order, enjoining future violations of or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each acquisition of shares of Common Stock by the Reporting Person (or on his behalf and at his direction) was either in open market transactions, the sale of assets to the corporation or through private placements with personal funds.

Item 4.	Purpose of Transaction

This Amendment updates and amends the Schedule 13D filed by Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May and M&M Investments on February 16, 2016.

As reported on Form 4 filed February 1, 2017, Jeffrey I. Moore acquired an additional 12,000 shares of Common Stock and M&M Investments acquired an additional 24,000 shares of Common Stock, each at purchase price of $6.25 per share.

As reported on Form 4 filed September 20, 2017, William T. May sold 1,744 shares of Common Stock to M&M Investments at a purchase price of $6.25 per share.

As reported on Form 4 filed February 14, 2018, Jeffrey I. Moore acquired 120,601 shares of Common Stock at a value of $12.50 per share in exchange for certain real estate he sold to the Issuer, as part of the Mt Melrose Transaction

As reported on Form 4 filed June, 29, 2018, Jeffrey I. Moore acquired 148,157 shares of Common Stock at a value of $12.50 per share in the second part of the real estate transaction that first closed in January of 2018.

On January 4, 2019, Mr. Moore disposed of his ownership interest in M&M Investments, but retained his Presiding Partner role and ability to vote shares M&M held.

On February 25, 2019, Mr. Moore resigned as Presiding Partner of M&M Investments to focus on, and pursue real estate investments in the Economic Opportunity Zone of Lexington, Kentucky. As a result, Mr. Moore no longer has voting or dispositive power over the shares of William T. May or M&M Investments previously reported on Schedule 13D.

On February 25, 2019, Mr. Moore terminated his voting and dispositive control over the shares previously owned by Julia H. Moore and Jay B. Moore and previously reported on Schedule 13D.

On February 22, 2019, Mr. Moore sold 13,611 shares and 7,275 shares, in 2 different trading accounts, for a total of 20,886 shares of Common Stock of the Issuer, in accordance with Rule 144, per the previously filed Form 144, at an average price of $8.7686 per share.

After giving effect to all of the transactions listed in this Item 4, Mr. Moore now holds voting and dispositive power over 280,760 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

After giving effect to all the transaction set forth in Item 4, the total amount of ownership represented is 280,760 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2019	By: /s/ Jeffrey I. Moore Name: Jeffrey I. Moore